
metabolic.

RECEIVED

2006 DEC 18 A 7:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 November, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


06019299

EXPRESS POST SUPPL

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
29 November 2006	ASX	Metabolic's Pain Drug ACV1 – Clinical Trials Update	4
30 November 2006	ASX	Notice of Change of Interests of Substantial Holder	4

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Belinda Shave
Financial Controller & Company Secretary

12/18

(MPSEC30-11-06.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/11/2006

TIME: 09:28:47

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolics pain drug ACV1 - clinical trials update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


metabolic

ASX Announcement **ASX code: MBP**

Metabolic's neuropathic pain drug, ACV1 - Clinical trials update

- ***First patients have been treated with ACV1 in the Phase 2A sciatica trial***
- ***A separate trial to test safety of a higher dose level in healthy volunteers has commenced – important information for regulatory authorities and potential licensing partners***
- ***The three clinical trials for ACV1 in progress or final planning are progressing on time***

Melbourne, 29 November 2006:

Phase 2A trial progressing well and first patients now under treatment

Metabolic Pharmaceuticals Limited (Metabolic) announced today that the first group of patients has started treatment with *ACV1* in the Phase 2A trial for neuropathic sciatic pain. This trial is the first part of a Phase 2A programme that involves two human clinical trials targeting specific neuropathies.

Recruitment of patients with sciatica commenced in September 2006 and these patients will be administered 0.4 mg/kg of *ACV1* and placebo by subcutaneous injection once per day. This trial is designed to investigate the safety and tolerability of *ACV1*, and to examine the effects of the drug in patients with neuropathic sciatic pain. Metabolic expects to have the results of this trial available during the first six months of 2007 (H107).

The second Phase 2A trial in this programme will target diabetic neuropathic pain and post-herpetic neuralgia and is anticipated to commence during the January-to-March 2007 quarter (Q107).

Phase 1 extension trial to test safety of a higher dose of ACV1

Metabolic has also commenced a Phase 1 extension trial for *ACV1*. The purpose of this trial is to study the safety, tolerability and pharmacokinetics of a higher dose of *ACV1* than previously tested in the first Phase 1 trial completed in October 2005.

The clean safety and side effect profile shown in the previous Phase 1 study allows Metabolic to enhance the overall *ACV1* data package by expanding knowledge of the "margin of safety" above the anticipated therapeutic dose. This is important information for regulatory authorities and potential licensing partners. The dose being tested in this Phase 1 extension trial is the highest dose possible using the current formulation. This information will enhance understanding of the drug's safety profile, and may allow higher doses in the clinic, should the human trial data suggest that such an approach would be beneficial.

This Phase 1 extension trial is expected to be completed by late December 2006 with results announced during the January-to-March 2007 quarter (Q107). This Phase 1 extension trial does not impact the timeline for the Phase 2A programme for *ACV1* (referred to above).

Details of the previous Phase 1 trial for *ACV1* (completed in Q405)

The main aims of the earlier Phase 1 trial were to assess the safety, tolerability and pharmacokinetics of both single doses and multiple (7) daily doses of *ACV1* administered by subcutaneous injection. In the trial, 45 healthy male volunteers were administered single and multiple (7 day) doses of *ACV1*, by subcutaneous injection. The study showed no evidence of systemic drug-related adverse effects of *ACV1* at any of the dose levels used in either the single or multiple dose components of the study.

- ENDS -

Appendix: Design for the Phase 1 extension trial - to test the safety of a higher dose of *ACV1*

Phase of development	Phase 1
Patient populations	Healthy male volunteers
Patient selection criteria	Males, aged 18 to 65 years, inclusive
Number of patients	Up to 14
Study centre	CMAX - Clinical Studies Unit (A Division of IDT Australia Ltd) Royal Adelaide Hospital, South Australia
Investigators	Professor Guy Ludbrook, MBBS FANZCA PhD Professor and Head of Anaesthesia, Dept Anaesthesia and Intensive Care, University of Adelaide and Royal Adelaide Hospital
Aims	To determine the safety, tolerability and pharmacokinetics of *ACV1* in healthy human volunteers following single and multiple subcutaneous doses
Doses	*ACV1* dose • 0.8 mg/kg via subcutaneous injection once per day (previous Phase 1 trial tested single and multiple doses up to 0.4 mg/kg)
Design	Randomised, double blind, placebo-controlled, single and multiple dose
Duration	1 day followed by 7 days

Background to *ACV1* and neuropathic pain

- *ACV1* was safe and well tolerated at all administered doses in the first human study (Phase 1 trial) for the drug, announced in November 2005.
- *ACV1* has been tested in several well-established animal pain models and shows efficacy in relieving the characteristic pain symptoms of neuropathy, allodynia and hyperalgesia.
- *ACV1* is a 16 amino acid peptide conotoxin derived from an Australian cone snail. The drug works by blocking a subtype of a class of receptors in the peripheral nervous system call neuronal nicotinic acetylcholine receptors (nAChR).
- Neuropathic pain is the most debilitating form of chronic pain, generated from damaged nerves and serving no beneficial function for the affected individual. Besides diabetes, the common causes of neuropathy are viral infection (e.g. shingles), trauma, sciatica, chemotherapy and various other conditions.
- Neuropathic pain affects 10 million people in the US alone. The current market for neuropathic pain drugs is valued at approximately US$2.5 billion a year and is expected to double in five years.

About Metabolic

*Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 285 million shares on issue. The Company employs 24 staff and is led by an experienced and proven management team. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. Metabolic's expertise in drug development has resulted in two high value drugs in advanced human clinical development, namely:*

- *AOD9604 - an obesity drug currently in a Phase 2B trial with results expected in March 2007;*
- *AOD9604 - additional use in osteoporosis with a Phase 2 trial expected to commence in 2007; and*
- *ACV1 - a neuropathic pain drug currently in Phase 2A trials.*

These drugs address multi-billion dollar markets which are poorly served by existing treatments. In addition to its lead drugs, Metabolic has an exciting research pipeline with drugs targeting type 2 diabetes (ADD) and nerve regeneration (NRPs). Metabolic is also developing a platform to enable oral delivery of existing injected peptide drugs, a technology which has already shown proof-of-concept. This has high potential for use by other companies developing peptide drugs and could foster multiple out-licensing deals.

Metabolic may license its lead drugs to a global partner following Phase 2 trials and will continue to utilise its clinical development expertise to drive future company growth and profits

For more information, please visit the company's website at www.metabolic.com.au.

Background information on the drug development process

The steps required before a drug candidate is commercialised include:

1. *Discovery or invention, then filing a patent application in Australia and worldwide;*
2. *Pre-clinical testing, laboratory and chemical process development and formulation studies;*
3. *Controlled human clinical trials to establish the safety and efficacy of the drug for its intended use;*
4. *Regulatory approval from the Therapeutic Goods Association (TGA) in Australia, the FDA in the USA and other agencies throughout the world; and*
5. *Marketing and sales.*

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approvals for any of our products will be granted on a timely basis, if at all.

Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase 1

Initial safety study in healthy human subjects or patients.

Phase 1 trials usually run for a short duration.

Phase 2

Studies in a limited patient population designed to:

- *identify possible adverse effects and safety risks in the patient population (2A);*
- *determine the efficacy of the product for specific targeted diseases (2B); and*
- *determine tolerance and optimal dosage (2B).*

Phase 3

Trials undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population in clinical study sites throughout major target markets (e.g. USA, Europe and Australia).

Contact Information

Roland Scollay
Chief Executive Officer
roland.scollay@metabolic.com.au
T: +61-3-9860-5700

Peter Dawson
Chief Financial Officer
peter.dawson@metabolic.com.au
T: +61-3-9860-5700

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61-3-9860-5700



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/11/2006

TIME: 09:55:40

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding from CIR

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

30 November 2006

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Change in Substantial Holding for Metabolic Pharmaceuticals Limited

We enclose Form 604 being a Notice of Change of Interests of Substantial Holder by Polychip Pharmaceuticals Pty Ltd (Polychip), a wholly owned subsidiary of Circadian Technologies Limited.

The Notice of Change is in reference to the sale by Polychip of 12,000,000 ordinary shares in Metabolic Pharmaceuticals Limited (Metabolic) on 29 November 2006 to institutional investors. Polychip's interest in Metabolic has as such decreased from 16.87% (being Polychip's interest immediately before the sale) to 12.66% representing a holding of 36,012,701 shares.

Yours sincerely

Natalie Korchev
Company Secretary

Level 1, 10 Wallace Avenue
Toorak, Victoria 3142, Australia
P: +61 (3) 9826 0399
Circadian Technologies Limited F: +61 (3) 9824 0083
ABN 32 006 340 567 www.circadian.com.au

FORM 604

Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To: **METABOLIC PHARMACEUTICALS LIMITED ("Metabolic")**

ACN: **083 866 862**

1. Details of substantial holder (1)

Name: **POLYCHIP PHARMACEUTICALS PTY LTD (A WHOLLY OWNED SUBSIDIARY OF CIRCADIAN TECHNOLOGIES LIMITED) ("Polychip")**

ACN: **006 455 456**

There was a change in the interests of the substantial holder on **29/11/06**

The previous notice was given to the company on **23/10/03**

The previous notice was dated **23/10/03**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice *		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	48,000,000 *	22.2% *	36,012,701	12.66%

* *Since the previous notice lodged on 23 October 2003, Polychip's interest in Metabolic was diluted from 22.2% to 16.87% due to private share placements and share purchase plan placements which took place on 30/10/03, 23/6/05, 27/7/05 and 24/3/06.*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected (no. of shares)
30/10/03 23/6/05 27/7/05 24/3/06	Polychip Pharmaceuticals P/L	Issues of shares by Metabolic in private share placements and share purchase plans since 23/10/03 diluted Polychip's interest in Metabolic. Polychip also purchased a total of 12,701 ordinary shares in Metabolic pursuant to that company's share purchase plans.	For the purchase of shares pursuant to Metabolic's share purchase plans a total consideration of $10,000 was paid.	Ordinary 12,701	12,701
29/11/06	Polychip Pharmaceuticals P/L	Sale of shares in an off-market transaction.	$0.72 per share	Ordinary 12,000,000	12,000,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Polychip Pharmaceuticals Pty Ltd	Polychip Pharmaceuticals Pty Ltd	Polychip Pharmaceuticals Pty Ltd	Beneficial Owner	Ordinary 36,012,701	36,012,701

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address (Registered Office)
Polychip Pharmaceuticals Pty Ltd	Rialto Towers, Level 23, 525 Collins Street, Melbourne
Circadian Technologies Limited	*Rialto Towers, Level 23, 525 Collins Street, Melbourne*

Signed by:

Natalie Korchev
Company Secretary
30/11/2006